Deutsche Bank Financial Data Supplement 4Q2011 02 February 2012

Exhibit 99.5

4Q2011 Financial Data Supplement Deutsche Bank consolidated Page Deutsche Bank’s financial data in this document have been prepared under IFRS. Financial summary 2 Consolidated Statement of Income 3 Due to rounding, numbers presented throughout this document may not Net revenues 4 add up precisely to the totals we provide and percentages may not Net interest income and net gains (losses) on financial 5 precisely reflect the absolute figures. assets/liabilities at fair value through profit or loss All segment figures reflect segment composition as of Tracking of over-the-cycle RoE-Target 6 31 December 2011. Segment detail Corporate & Investment Bank 7 Corporate Banking & Securities 8 Global Transaction Banking 9 Private Clients and Asset Management 10 Asset and Wealth Management 110.00% Private & Business Clients 12 Corporate Investments ¦ Consolidation & Adjustments 13 Risk and capital Credit risk 14 Regulatory capital and market risk 15 Balance Sheet leverage ratio (target defintion) 16 Definition of targets and certain financial measures 17 Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 1 .

Financial summary

	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	4Q2011 vs. 4Q2010	4Q2011 vs. 3Q2011	FY2011 vs. FY2010
Share price at period end	€ 44.98	€ 51.90	€ 42.50	€ 40.15	€ 39.10	€ 39.10	€ 41.49	€ 40.75	€ 26.32	€ 29.44	€ 29.44	(25)%	12 %	(25)%
Share price high	€ 53.05	€ 53.80	€ 55.11	€ 51.47	€ 42.93	€ 55.11	€ 48.70	€ 44.56	€ 42.08	€ 33.86	€ 48.70	(21)%	(20)%	(12)%
Share price low	€ 14.00	€ 38.51	€ 40.95	€ 38.71	€ 35.93	€ 35.93	€ 39.24	€ 38.60	€ 20.79	€ 23.40	€ 20.79	(35)%	13 %	(42)%
Basic earnings per share	€ 7.21	€ 2.52	€ 1.66	€ (1.75)	€ 0.65	€ 3.07	€ 2.20	€ 1.28	€ 0.79	€ 0.16	€ 4.45	(75)%	(80)%	45 %
Diluted earnings per share[1]	€ 6.94	€ 2.43	€ 1.60	€ (1.75)	€ 0.63	€ 2.92	€ 2.13	€ 1.24	€ 0.74	€ 0.15	€ 4.30	(76)%	(80)%	47 %
Basic shares outstanding (average), in m.	689	698	700	695	920	753	937	937	921	916	928	(0)%	(1)%	23 %
Diluted shares outstanding (average), in m.	717	725	726	695	948	791	969	968	951	949	957	0 %	(0)%	21 %
Return on average shareholders' equity (post-tax)	14.6 %	18.6 %	11.5 %	(11.9)%	5.2 %	5.5 %	16.7 %	9.6 %	5.7 %	1.1 %	8.2 %	(4.1)ppt	(4.6)ppt	2.7 ppt
Pre-tax return on average shareholders' equity[2]	15.3 %	29.3 %	15.0 %	(10.3)%	6.0 %	9.5 %	23.7 %	13.8 %	7.2 %	(3.0)%	10.2 %	(9.0)ppt	(10.2)ppt	0.7 ppt
Pre-tax return on average active equity[2,3]	15.1 %	29.5 %	15.2 %	(10.4)%	6.1 %	9.6 %	23.9 %	13.9 %	7.2 %	(3.0)%	10.3 %	(9.1)ppt	(10.2)ppt	0.7 ppt
Book value per basic share outstanding[2]	€ 52.65	€ 55.91	€ 59.28	€ 55.64	€ 52.38	€ 52.38	€ 53.14	€ 53.96	€ 56.74	€ 58.11	€ 58.11	11 %	2 %	11 %
Cost/income ratio[2]	72.0 %	66.0 %	75.3 %	113.8 %	85.0 %	81.6 %	67.6 %	73.7 %	80.8 %	97.3 %	78.2 %	12.3 ppt	16.5 ppt	(3.4)ppt
Compensation ratio[2]	40.5 %	39.7 %	42.4 %	59.8 %	41.4 %	44.4 %	40.8 %	39.4 %	36.8 %	40.6 %	39.5 %	(0.8)ppt	3.8 ppt	(4.9)ppt
Noncompensation ratio[2]	31.5 %	26.3 %	32.9 %	53.9 %	43.6 %	37.3 %	26.8 %	34.3 %	44.0 %	56.7 %	38.7 %	13.1 ppt	12.7 ppt	1.4 ppt
Total net revenues, in EUR m.	27,952	8,999	7,155	4,985	7,427	28,567	10,474	8,540	7,315	6,899	33,228	(7)%	(6)%	16 %
Provision for credit losses, in EUR m.	2,630	262	243	362	406	1,274	373	464	463	540	1,839	33 %	17 %	44 %
Total noninterest expenses, in EUR m.	20,120	5,944	5,388	5,671	6,314	23,318	7,080	6,298	5,910	6,710	25,999	6 %	14 %	11 %
Income (loss) before income taxes, in EUR m.	5,202	2,793	1,524	(1,048)	707	3,975	3,021	1,778	942	(351)	5,390	N/M	N/M	36 %
Net income (loss), in EUR m.	4,958	1,777	1,166	(1,218)	605	2,330	2,130	1,233	777	186	4,326	(69)%	(76)%	86 %
Total assets[4], in EUR bn.	1,501	1,670	1,926	1,958	1,906	1,906	1,842	1,850	2,282	2,164	2,164	14 %	(5)%	14 %
Shareholders' equity[4], in EUR bn.	36.6	39.1	41.5	38.5	48.8	48.8	50.0	50.1	51.9	53.4	53.4	9 %	3 %	9 %
Core Tier 1 capital ratio[2,4,5]	8.7 %	7.5 %	7.5 %	7.6 %	8.7 %	8.7 %	9.6 %	10.2 %	10.1 %	9.5 %	9.5 %	0.8 ppt	(0.6)ppt	0.8 ppt
Tier 1 capital ratio[2,4,5]	12.6 %	11.2 %	11.3 %	11.5 %	12.3 %	12.3 %	13.4 %	14.0 %	13.8 %	12.9 %	12.9 %	0.6 ppt	(0.9)ppt	0.6 ppt
Branches[4]	1,964	1,999	1,995	1,977	3,083	3,083	3,080	3,092	3,090	3,078	3,078	(0)%	(0)%	(0)%
thereof: in Germany	961	983	983	983	2,087	2,087	2,083	2,082	2,071	2,039	2,039	(2)%	(2)%	(2)%
Employees (full-time equivalent)[4,6]	77,053	80,849	81,929	82,504	102,062	102,062	101,877	101,694	102,073	100,996	100,996	(1)%	(1)%	(1)%
thereof: in Germany	27,321	30,839	30,479	29,991	49,265	49,265	49,020	48,866	48,576	47,323	47,323	(4)%	(3)%	(4)%
Long-term rating:[4]														
Moody's Investors Service	Aa1	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3			
Standard & Poor's	A+	A+	A+	A+	A+	A+	A+	A+	A+	A+	A+			
Fitch Ratings	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–	A+	A+			

1 Including numerator effect of assumed conversions.
2 Definitions of ratios are provided on pages 17 and 18 of this document.
3 The reconciliation of average active equity is provided on page 6 of this document.
4 At period end.
5 Capital ratios for December 31, 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
6 Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).
Source for share price information: Thomson Reuters, based on XETRA; high and low based on intraday prices.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 2

Consolidated Statement of Income

(In EUR m.)	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	4Q2011 vs. 4Q2010	4Q2011 vs. 3Q2011	FY2011 vs. FY2010
Net interest income	**12,459**	**3,671**	**3,975**	**3,415**	**4,521**	**15,583**	**4,167**	**4,492**	**4,274**	**4,511**	**17,445**	**(0)%**	**6 %**	**12 %**
Provision for credit losses	2,630	262	243	362	406	1,274	373	464	463	540	1,839	33 %	17 %	44 %
Net interest income after provision for credit losses	**9,829**	**3,409**	**3,732**	**3,053**	**4,115**	**14,309**	**3,794**	**4,028**	**3,811**	**3,971**	**15,606**	**(3)%**	**4 %**	**9 %**
Commissions and fee income	8,911	2,461	2,587	2,567	3,055	10,669	3,081	3,047	2,806	2,610	11,544	(15)%	(7)%	8 %
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	2,579	110	833	(169)	3,354	2,653	710	(422)	118	3,058	N/M	N/M	(9)%
Net gains (losses) on financial assets available for sale	(403)	27	(9)	167	15	201	415	(14)	(137)	(142)	123	N/M	4 %	(39)%
Net income (loss) from equity method investments	59	172	93	(2,300)	32	(2,004)	(32)	68	57	(356)	(264)	N/M	N/M	(87)%
Other income (loss)	(183)	89	399	303	(27)	764	190	237	737	158	1,322	N/M	(79)%	73 %
Total noninterest income	**15,493**	**5,328**	**3,180**	**1,570**	**2,906**	**12,984**	**6,307**	**4,048**	**3,041**	**2,388**	**15,783**	**(18)%**	**(21)%**	**22 %**
Compensation and benefits	11,310	3,575	3,037	2,983	3,077	12,671	4,278	3,365	2,694	2,798	13,135	(9)%	4 %	4 %
General and administrative expenses	8,402	2,200	2,349	2,528	3,055	10,133	2,737	2,857	3,324	3,740	12,657	22 %	13 %	25 %
Policyholder benefits and claims	542	140	2	160	182	485	65	76	(108)	172	207	(5)%	N/M	(57)%
Impairment of intangible assets	(134)	29	–	–	–	29	–	–	–	–	–	N/M	N/M	N/M
Restructuring activities	–	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Total noninterest expenses	**20,120**	**5,944**	**5,388**	**5,671**	**6,314**	**23,318**	**7,080**	**6,298**	**5,910**	**6,710**	**25,999**	**6 %**	**14 %**	**11 %**
Income (loss) before income taxes	**5,202**	**2,793**	**1,524**	**(1,048)**	**707**	**3,975**	**3,021**	**1,778**	**942**	**(351)**	**5,390**	**N/M**	**N/M**	**36 %**
Income tax expense (benefit)	244	1,016	358	170	102	1,645	891	545	165	(537)	1,064	N/M	N/M	(35)%
Net income (loss)	**4,958**	**1,777**	**1,166**	**(1,218)**	**605**	**2,330**	**2,130**	**1,233**	**777**	**186**	**4,326**	**(69)%**	**(76)%**	**86 %**
Net income (loss) attributable to noncontrolling interests	(15)	15	6	(5)	4	20	68	35	52	39	194	N/M	(25)%	N/M
Net income (loss) attributable to Deutsche Bank shareholders	4,973	1,762	1,160	(1,213)	601	2,310	2,062	1,198	725	147	4,132	(76)%	(80)%	79 %

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 3

Net revenues - Segment view[1]

(In EUR m.)	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	4Q2011 vs. 4Q2010	4Q2011 vs. 3Q2011	FY2011 vs. FY2010
Corporate Banking & Securities:														
Origination (equity)	663	116	135	120	334	706	181	244	68	67	559	(80)%	(1)%	(21)%
Origination (debt)	1,129	316	284	307	294	1,200	378	318	169	191	1,056	(35)%	13 %	(12)%
Origination	**1,792**	**432**	**419**	**427**	**628**	**1,906**	**559**	**562**	**236**	**258**	**1,615**	**(59)%**	**9 %**	**(15)%**
Sales & Trading (equity)	2,650	944	642	650	872	3,108	943	555	384	539	2,422	(38)%	40 %	(22)%
Sales & Trading (debt and other products)	9,684	3,849	2,184	2,280	1,612	9,925	3,691	2,348	1,496	1,043	8,579	(35)%	(30)%	(14)%
Sales & Trading	**12,335**	**4,793**	**2,826**	**2,931**	**2,484**	**13,033**	**4,634**	**2,904**	**1,880**	**1,583**	**11,001**	**(36)%**	**(16)%**	**(16)%**
Advisory	402	131	124	137	181	573	159	152	138	172	621	(5)%	24 %	8 %
Loan products	1,772	473	312	520	283	1,588	452	284	429	344	1,510	22 %	(20)%	(5)%
Other products	(136)	175	(29)	169	135	449	40	75	(82)	106	138	(21)%	N/M	(69)%
Total Corporate Banking & Securities	**16,164**	**6,004**	**3,652**	**4,183**	**3,711**	**17,551**	**5,843**	**3,977**	**2,602**	**2,463**	**14,885**	**(34)%**	**(5)%**	**(15)%**
Global Transaction Banking:														
Transaction services	2,643	624	843	837	858	3,163	853	886	941	929	3,608	8 %	(1)%	14 %
Other products	–	–	208	–	8	216	–	–	–	–	–	N/M	N/M	N/M
Total Global Transaction Banking	**2,643**	**624**	**1,051**	**837**	**866**	**3,379**	**853**	**886**	**941**	**929**	**3,608**	**7 %**	**(1)%**	**7 %**
Total Corporate & Investment Bank	18,807	6,628	4,703	5,021	4,578	20,929	6,696	4,863	3,543	3,392	18,493	(26)%	(4)%	(12)%
Asset and Wealth Management:														
Discretionary portfolio management/ fund management (AM)	1,562	392	423	435	483	1,733	416	441	404	425	1,686	(12)%	5 %	(3)%
Discretionary portfolio management/ fund management (PWM)	264	96	114	110	126	446	110	103	101	104	418	(18)%	2 %	(6)%
Discretionary portfolio management/fund management	**1,826**	**488**	**536**	**545**	**609**	**2,178**	**526**	**544**	**505**	**529**	**2,104**	**(13)%**	**5 %**	**(3)%**
Advisory/brokerage (PWM)	689	197	219	206	208	830	230	209	206	176	821	(15)%	(15)%	(1)%
Credit products (PWM)	255	77	97	97	104	376	94	96	106	82	378	(21)%	(23)%	1 %
Deposits and payment services (PWM)	169	33	30	43	32	138	35	38	43	42	157	29 %	(3)%	14 %
Other products (AM)	(240)	1	(6)	3	(24)	(26)	26	11	(7)	28	58	N/M	N/M	N/M
Other products (PWM)	(14)	33	20	45	81	179	91	78	23	52	244	(35)%	129 %	37 %
Other products	**(255)**	**34**	**14**	**48**	**57**	**152**	**116**	**90**	**16**	**80**	**302**	**42 %**	**N/M**	**98 %**
Total Asset and Wealth Management	**2,685**	**829**	**896**	**939**	**1,010**	**3,674**	**1,002**	**976**	**876**	**909**	**3,762**	**(10)%**	**4 %**	**2 %**
Private & Business Clients:														
Discretionary portfolio management/fund management	257	92	82	66	74	313	72	69	60	49	251	(34)%	(18)%	(20)%
Advisory/brokerage	841	224	217	227	219	887	290	234	196	194	914	(11)%	(1)%	3 %
Credit products	2,280	564	575	559	555	2,253	547	537	553	570	2,207	3 %	3 %	(2)%
Deposits and payment services	1,776	457	490	502	514	1,964	519	532	523	513	2,087	(0)%	(2)%	6 %
Other products[2]	422	76	80	101	463	720	1,644	1,191	1,094	1,229	5,158	166 %	12 %	N/M
Total Private & Business Clients	**5,576**	**1,412**	**1,444**	**1,455**	**1,824**	**6,136**	**3,072**	**2,563**	**2,426**	**2,556**	**10,617**	**40 %**	**5 %**	**73 %**
Total Private Clients and Asset Management	8,261	2,241	2,340	2,394	2,834	9,810	4,074	3,539	3,302	3,464	14,379	22 %	5 %	47 %
Corporate Investments	1,044	220	115	(2,091)	(40)	(1,796)	180	194	213	(193)	394	N/M	N/M	N/M
Consolidation & Adjustments	(159)	(91)	(4)	(338)	56	(377)	(476)	(56)	258	236	(38)	N/M	(9)%	(90)%
Net revenues	27,952	8,999	7,155	4,985	7,427	28,567	10,474	8,540	7,315	6,899	33,228	(7)%	(6)%	16 %

1 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.
2 Includes revenues from Postbank since consolidation on December 3, 2010.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 4

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

Breakdown by Group Division/CIB product[1]

(In EUR m.)	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	4Q2011 vs. 4Q2010	4Q2011 vs. 3Q2011	FY2011 vs. FY2010
Net interest income	12,459	3,671	3,975	3,415	4,521	15,583	4,167	4,492	4,274	4,511	17,445	(0)%	6 %	12 %
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	2,579	110	833	(169)	3,354	2,653	710	(422)	118	3,058	N/M	N/M	(9)%
Total	**19,568**	**6,250**	**4,085**	**4,248**	**4,352**	**18,937**	**6,820**	**5,202**	**3,852**	**4,629**	**20,503**	**6 %**	**20 %**	**8 %**
Sales & Trading (equity)	2,047	797	545	347	577	2,266	647	405	195	342	1,589	(41)%	75 %	(30)%
Sales & Trading (debt and other products)	9,818	3,382	1,958	2,122	1,877	9,339	3,480	2,121	816	1,409	7,826	(25)%	73 %	(16)%
Sales & Trading	**11,865**	**4,180**	**2,503**	**2,469**	**2,453**	**11,604**	**4,127**	**2,526**	**1,011**	**1,751**	**9,415**	**(29)%**	**73 %**	**(19)%**
Loan products	649	271	99	356	(54)	672	246	19	236	199	701	N/M	(16)%	4 %
Transaction services	1,203	265	389	386	411	1,451	408	438	470	473	1,788	15 %	1 %	23 %
Remaining products[2]	251	160	110	87	(3)	353	161	233	111	84	589	N/M	(24)%	67 %
Corporate & Investment Bank	**13,969**	**4,876**	**3,100**	**3,298**	**2,807**	**14,081**	**4,941**	**3,215**	**1,828**	**2,508**	**12,493**	**(11)%**	**37 %**	**(11)%**
Private Clients and Asset Management	**4,157**	**1,032**	**1,062**	**1,104**	**1,410**	**4,609**	**1,945**	**1,945**	**1,915**	**2,109**	**7,914**	**50 %**	**10 %**	**72 %**
Corporate Investments	**793**	**10**	**(26)**	**21**	**(91)**	**(86)**	**44**	**30**	**31**	**32**	**137**	**N/M**	**4 %**	**N/M**
Consolidation & Adjustments	**649**	**332**	**(51)**	**(174)**	**226**	**333**	**(110)**	**12**	**78**	**(21)**	**(40)**	**N/M**	**N/M**	**N/M**
Total	**19,568**	**6,250**	**4,085**	**4,248**	**4,352**	**18,937**	**6,820**	**5,202**	**3,852**	**4,629**	**20,503**	**6 %**	**20 %**	**8 %**

1 Excludes fee and commission income and remaining revenues. See page 4 for total revenues by product.
2 Covers origination, advisory and other products.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 5

Tracking of over-the-cycle RoE-Target

(In EUR m., unless stated otherwise)	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	4Q2011 vs. 4Q2010	4Q2011 vs. 3Q2011	FY2011 vs. FY2010
Income (loss) before income taxes	5,202	2,793	1,524	(1,048)	707	3,975	3,021	1,778	942	(351)	5,390	N/M	N/M	36 %
Less pre-tax noncontrolling interests	10	(15)	(7)	5	(7)	(24)	(89)	(54)	(30)	(36)	(209)	N/M	21 %	N/M
IBIT attributable to Deutsche Bank shareholders	5,212	2,778	1,516	(1,043)	700	3,951	2,932	1,724	912	(387)	5,181	N/M	N/M	31 %
Add (deduct):														
Significant gains (net of related expenses)	(236)[1]	–	(208)[3]	–	–	(208)	(236)[5]	–	–	–	(236)	N/M	N/M	14 %
Significant charges	138[2]	–	–	2,338[4]	–	2,338	–	–	–	–	–	N/M	N/M	N/M
IBIT attributable to Deutsche Bank shareholders (target definition)	5,114	2,778	1,309	1,295	700	6,082	2,696	1,724	912	(387)	4,944	N/M	N/M	(19)%
Average shareholders' equity	34,016	37,914	40,328	40,608	46,504	41,712	49,471	50,005	50,669	52,112	50,547	12 %	3 %	21 %
Add (deduct):														
Average accumulated other comprehensive (income) loss excluding foreign currency translation, net of applicable tax	884	210	49	(29)	134	102	290	368	475	911	519	N/M	92 %	N/M
Average dividend accruals	(287)	(524)	(407)	(291)	(567)	(461)	(784)	(610)	(436)	(610)	(617)	8 %	40 %	34 %
Average active equity	34,613	37,601	39,969	40,288	46,071	41,353	48,977	49,763	50,708	52,412	50,449	14 %	3 %	22 %
Pre-tax return on average shareholders' equity	15.3 %	29.3 %	15.0 %	(10.3)%	6.0 %	9.5 %	23.7 %	13.8 %	7.2 %	(3.0)%	10.2 %	(9.0)ppt	(10.2)ppt	0.7 ppt
Pre-tax return on average active equity	15.1 %	29.5 %	15.2 %	(10.4)%	6.1 %	9.6 %	23.9 %	13.9 %	7.2 %	(3.0)%	10.3 %	(9.1)ppt	(10.2)ppt	0.7 ppt
Pre-tax return on average active equity (target definition)	14.8 %	29.5 %	13.1 %	12.9 %	6.1 %	14.7 %	22.0 %	13.9 %	7.2 %	(3.0)%	9.8 %	(9.1)ppt	(10.2)ppt	(4.9)ppt

1 Gains from the sale of industrial holdings (Daimler AG) of EUR 236 million.
2 Impairment charge of EUR 278 million on industrial holdings, impairment of intangible assets (Corporate Investments) of EUR 151 million and a reversal of impairment of intangible assets (Asset Management) of EUR 291 million recorded in 4Q08.
3 Gain from the recognition of negative goodwill related to the acquisition of the commercial banking activities of ABN AMRO in the Netherlands of EUR 208 million as reported in the 2Q2010 and additional EUR 8 million in 4Q2010 (not considered for target definition). The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of EUR (24) million for June 30, September 30 and December 31, 2010. 2010 Income Statement and significant items numbers were not affected.
4 Charge related to the investment in Deutsche Postbank AG (Corporate Investments) of EUR 2,338 million.
5 Positive impact of EUR 236 million related to our stake in Hua Xia Bank (PBC) for which equity method of accounting was applied.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 6

Corporate & Investment Bank

(In EUR m., unless stated otherwise)	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	4Q2011 vs. 4Q2010	4Q2011 vs. 3Q2011	FY2011 vs. FY2010
Origination (equity)	663	116	135	120	334	706	181	244	68	67	559	(80)%	(1)%	(21)%
Origination (debt)	1,129	316	284	307	294	1,200	378	318	169	191	1,056	(35)%	13 %	(12)%
Origination	**1,792**	**432**	**419**	**427**	**628**	**1,906**	**559**	**562**	**236**	**258**	**1,615**	**(59)%**	**9 %**	**(15)%**
Sales & Trading (equity)	2,650	944	642	650	872	3,108	943	555	384	539	2,422	(38)%	40 %	(22)%
Sales & Trading (debt and other products)	9,684	3,849	2,184	2,280	1,612	9,925	3,691	2,348	1,496	1,043	8,579	(35)%	(30)%	(14)%
Sales & Trading	**12,335**	**4,793**	**2,826**	**2,931**	**2,484**	**13,033**	**4,634**	**2,904**	**1,880**	**1,583**	**11,001**	**(36)%**	**(16)%**	**(16)%**
Advisory	402	131	124	137	181	573	159	152	138	172	621	(5)%	24 %	8 %
Loan products	1,772	473	312	520	283	1,588	452	284	429	344	1,510	22 %	(20)%	(5)%
Transaction services	2,643	624	843	837	858	3,163	853	886	941	929	3,608	8 %	(1)%	14 %
Other products	(136)	175	178	169	143	665	40	75	(82)	106	138	(26)%	N/M	(79)%
Total net revenues	**18,807**	**6,628**	**4,703**	**5,021**	**4,578**	**20,929**	**6,696**	**4,863**	**3,543**	**3,392**	**18,493**	**(26)%**	**(4)%**	**(12)%**
Provision for credit losses	**1,816**	**90**	**77**	**179**	**143**	**488**	**33**	**127**	**92**	**210**	**462**	**47 %**	**127 %**	**(5)%**
Compensation and benefits	5,041	1,885	1,381	1,329	1,318	5,912	2,066	1,385	835	767	5,053	(42)%	(8)%	(15)%
therein: Severance payments	*144*	*23*	*33*	*53*	*175*	*284*	*34*	*29*	*17*	*16*	*95*	*(91)%*	*(8)%*	*(66)%*
General and administrative expenses	7,092	1,762	1,980	2,038	2,215	7,995	1,960	1,994	2,385	2,378	8,717	7 %	(0)%	9 %
Policyholder benefits and claims	541	140	1	161	184	486	65	77	(107)	172	207	(6)%	N/M	(57)%
Restructuring activities	–	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Impairment of intangible assets	5	29	–	–	–	29	–	–	–	–	–	N/M	N/M	N/M
Total noninterest expenses	**12,679**	**3,816**	**3,362**	**3,528**	**3,717**	**14,422**	**4,091**	**3,455**	**3,113**	**3,317**	**13,977**	**(11)%**	**7 %**	**(3)%**
Noncontrolling interests	**(2)**	**14**	**7**	**(1)**	**(1)**	**20**	**11**	**5**	**8**	**3**	**27**	**N/M**	**(62)%**	**35 %**
Income (loss) before income taxes	**4,314**	**2,708**	**1,257**	**1,314**	**719**	**5,999**	**2,561**	**1,275**	**329**	**(138)**	**4,028**	**N/M**	**N/M**	**(33)%**
Additional information														
Employees (full-time equivalent, at period end)	14,001	14,182	15,326	15,797	15,613	15,613	15,390	15,308	15,363	15,184	15,184	(3)%	(1)%	(3)%
Cost/income ratio	67 %	58 %	71 %	70 %	81 %	69 %	61 %	71 %	88 %	98 %	76 %	17 ppt	10 ppt	7 ppt
Assets (at period end, in EUR bn.)	1,344	1,483	1,736	1,774	1,520	1,520	1,459	1,482	1,906	1,797	1,797	18 %	(6)%	18 %
Risk-weighted assets (at period end, in EUR bn.)[1]	204	207	217	201	211	211	192	190	205	256	256	21 %	25 %	21 %
Average active equity	21,403	19,135	22,353	22,315	21,741	21,357	21,120	20,595	20,378	20,207	20,561	(7)%	(1)%	(4)%
Pre-tax return on average active equity	20 %	57 %	22 %	24 %	13 %	28 %	49 %	25 %	6 %	(3)%	20 %	(16)ppt	(9)ppt	(8)ppt

1 Risk weighted assets for December 31, 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 7

Corporate & Investment Bank - Global Transaction Banking 0

(In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2011 vs. 4Q2011 vs. FY2011 vs. 2009 2010 2010 2010 2010 2010 2011 2011 2011 2011 2011 4Q2010 3Q2011 FY2010

Transaction services 2,643 624 843 837 858 3,163 853 886 941 929 3,608 8% (1)% 14 % Other products – – 208 – 8 216 – – – – – N/M N/M N/M

Total net revenues 2,643 624 1,051 837 866 3,379 853 886 941 929 3,608 7% (1)% 7 % Provision for credit losses 25 (8) 24 43 54 113 21 31 41 64 158 19% 56% 40 % Total noninterest expenses 1,697 495 542 567 696 2,300 558 548 640 581 2,327 (17)% (9)% 1 % therein: Severance payments 7 2 1 4 65 71 2 (0) 2 11 14 (83)% N/M (80)% therein: Impairment of intangible assets – 29 – – – 29 – – – – – N/M N/M N/M

Noncontrolling interests – – – – – – – – – – – N/M N/M N/M Income before income taxes 921 137 485 227 116 965 274 306 259 284 1,123 144% 9% 16%

Additional information

Employees (full-time equivalent, at period end) 3,540 3,585 4,530 4,518 4,525 4,525 4,493 4,465 4,422 4,419 4,419 (2)% (0)% (2)% Cost/income ratio 64% 79% 52% 68% 80% 68% 65% 62% 68% 63% 64% (17)ppt (5)ppt (4)ppt Assets (at period end, in EUR bn.) 55 66 77 91 79 79 79 82 96 96 96 22% 1% 22 % Risk-weighted assets (at period end, in EUR bn.)1 19 20 29 27 27 27 24 25 27 27 27 (0)% (0)% (0)% Average active equity 1,798 1,786 2,620 2,740 2,609 2,416 2,477 2,425 2,426 2,445 2,448 (6)% 1% 1 % Pre-tax return on average active equity 51% 31% 74% 33% 18% 40% 44% 51% 43% 46% 46% 28 ppt 3 ppt 6 ppt

1 Risk weighted assets for December 31, 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 9 .

Corporate & Investment Bank - Corporate Banking & Securities 0

(In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2011 vs. 4Q2011 vs. FY2011 vs. 2009 2010 2010 2010 2010 2010 2011 2011 2011 2011 2011 4Q2010 3Q2011 FY2010

Origination (equity) 663 116 135 120 334 706 181 244 68 67 559 (80)% (1)% (21)% Origination (debt) 1,129 316 284 307 294 1,200 378 318 169 191 1,056 (35)% 13% (12)%

Origination 1,792 432 419 427 628 1,906 559 562 236 258 1,615 (59)% 9% (15)%

Sales & Trading (equity) 2,650 944 642 650 872 3,108 943 555 384 539 2,422 (38)% 40% (22)% Sales & Trading (debt and other products) 9,684 3,849 2,184 2,280 1,612 9,925 3,691 2,348 1,496 1,043 8,579 (35)% (30)% (14)%

Sales & Trading 12,335 4,793 2,826 2,931 2,484 13,033 4,634 2,904 1,880 1,583 11,001 (36)% (16)% (16)%

Advisory 402 131 124 137 181 573 159 152 138 172 621 (5)% 24% 8 % Loan products 1,772 473 312 520 283 1,588 452 284 429 344 1,510 22% (20)% (5)% Other products (136) 175 (29) 169 135 449 40 75 (82) 106 138 (21)% N/M (69)%

Total net revenues 16,164 6,004 3,652 4,183 3,711 17,551 5,843 3,977 2,602 2,463 14,885 (34)% (5)% (15)% Provision for credit losses 1,791 98 53 136 89 375 12 96 51 145 304 64% 186% (19)% Total noninterest expenses 10,982 3,321 2,820 2,961 3,020 12,122 3,533 2,907 2,473 2,737 11,650 (9)% 11% (4)% therein: Severance payments 138 21 32 50 110 213 32 29 15 4 81 (96)% (71)% (62)% therein: Policyholder benefits and claims 541 140 1 161 184 486 65 77 (107) 172 207 (6)% N/M (57)% therein: Impairment of intangible assets 5 – – – – – – – – – – N/M N/M N/M

Noncontrolling interests (2) 14 7 (1) (1) 20 11 5 8 3 27 N/M (62)% 35 % Income (loss) before income taxes 3,393 2,572 772 1,087 603 5,033 2,287 969 70 (422) 2,905 N/M N/M (42)%

Additional information

Employees (full-time equivalent, at period end) 10,461 10,597 10,795 11,279 11,089 11,089 10,897 10,843 10,940 10,765 10,765 (3)% (2)% (3)% Cost/income ratio 68% 55% 77% 71% 81% 69% 60% 73% 95% 111% 78% 30 ppt 16 ppt 9 ppt Assets (at period end, in EUR bn.) 1,301 1,433 1,679 1,704 1,461 1,461 1,404 1,423 1,836 1,727 1,727 18% (6)% 18 % Risk-weighted assets (at period end, in EUR bn.)1 185 187 189 174 184 184 167 165 178 229 229 24% 28% 24 % Average active equity 19,606 17,349 19,734 19,575 19,132 18,941 18,643 18,169 17,951 17,763 18,113 (7)% (1)% (4)% Pre-tax return on average active equity 17% 59% 16% 22% 13% 27% 49% 21% 2% (9)% 16% (22)ppt (11)ppt (11)ppt

1 Risk weighted assets for December 31, 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 8 .

Private Clients and Asset Management

(In EUR m., unless stated otherwise)	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	4Q2011 vs. 4Q2010	4Q2011 vs. 3Q2011	FY2011 vs. FY2010
Discretionary portfolio management/fund management	2,083	580	618	611	683	2,491	598	614	564	578	2,354	(15)%	2 %	(5)%
Advisory/brokerage	1,531	421	436	433	427	1,717	520	443	402	370	1,735	(13)%	(8)%	1 %
Credit products	2,535	641	672	657	659	2,628	641	633	659	652	2,585	(1)%	(1)%	(2)%
Deposits and payment services	1,945	490	521	545	546	2,102	554	570	566	555	2,244	2 %	(2)%	7 %
Other products[1]	167	110	94	149	519	872	1,760	1,280	1,110	1,309	5,460	152 %	18 %	N/M
Total net revenues	**8,261**	**2,241**	**2,340**	**2,394**	**2,834**	**9,810**	**4,074**	**3,539**	**3,302**	**3,464**	**14,379**	**22 %**	**5 %**	**47 %**
Provision for credit losses	**806**	**173**	**174**	**185**	**254**	**785**	**338**	**333**	**370**	**322**	**1,364**	**27 %**	**(13)%**	**74 %**
Compensation and benefits	3,114	789	783	737	917	3,227	1,252	1,102	1,051	1,174	4,579	28 %	12 %	42 %
therein: Severance payments	*297*	*4*	*9*	*44*	*66*	*123*	*60*	*(1)*	*11*	*177*	*248*	*168 %*	*N/M*	*101 %*
General and administrative expenses	3,979	1,094	1,084	1,139	1,374	4,691	1,428	1,371	1,358	1,542	5,698	12 %	14 %	21 %
Policyholder benefits and claims	0	0	0	(0)	(0)	0	0	0	0	0	0	N/M	N/M	N/M
Restructuring activities	–	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Impairment of intangible assets	(291)	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Total noninterest expenses	**6,803**	**1,883**	**1,868**	**1,877**	**2,291**	**7,919**	**2,680**	**2,473**	**2,409**	**2,716**	**10,277**	**19 %**	**13 %**	**30 %**
Noncontrolling interests	**(7)**	**1**	**(0)**	**(3)**	**8**	**6**	**78**	**49**	**27**	**34**	**189**	**N/M**	**28 %**	**N/M**
Income before income taxes	**658**	**184**	**299**	**336**	**281**	**1,100**	**978**	**684**	**495**	**392**	**2,549**	**39 %**	**(21)%**	**132 %**

Additional information

	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	4Q2011 vs. 4Q2010	4Q2011 vs. 3Q2011	FY2011 vs. FY2010
Employees (full-time equivalent, at period end)[2]	30,601	31,609	31,164	30,767	50,830	50,830	50,419	50,195	50,070	49,088	49,088	(3)%	(2)%	(3)%
Cost/income ratio	82 %	84 %	80 %	78 %	81 %	81 %	66 %	70 %	73 %	78 %	71 %	(3)ppt	5 ppt	(10)ppt
Assets (at period end, in EUR bn.)	175	187	183	185	400	400	398	384	396	394	394	(2)%	(0)%	(2)%
Risk-weighted assets (at period end, in EUR bn.)[3]	49	61	61	57	124	124	120	115	117	112	112	(10)%	(4)%	(10)%
Average active equity	8,224	8,505	10,302	10,035	11,285	9,906	16,812	16,668	16,396	16,432	16,563	46 %	0 %	67 %
Pre-tax return on average active equity	8 %	9 %	12 %	13 %	10 %	11 %	23 %	16 %	12 %	10 %	15 %	0 ppt	(2)ppt	4 ppt
Invested assets (at period end, in EUR bn.)	880	1,005	1,017	994	1,131	1,131	1,112	1,109	1,083	1,116	1,116	(1)%	3 %	(1)%
Net new money (in EUR bn.)	13	9	(15)	(0)	8	1	5	(0)	(10)	3	(2)	N/M	N/M	N/M

1 Includes revenues from Postbank since consolidation on December 3, 2010.
2 Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).
3 Risk weighted assets for December 31, 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 10

Private Clients and Asset Management - Asset and Wealth Management 0

(In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2011 vs. 4Q2011 vs. FY2011 vs. 2009 2010 2010 2010 2010 2010 2011 2011 2011 2011 2011 4Q2010 3Q2011 FY2010

Discretionary portfolio management/fund

1,562 392 423 435 483 1,733 416 441 404 425 1,686 (12)% 5% (3)% management (AM) Discretionary portfolio management/fund 264 96 114 110 126 446 110 103 101 104 418 (18)% 2% (6)% management (PWM)

Discretionary portfolio

1,826 488 536 545 609 2,178 526 544 505 529 2,104 (13)% 5% (3)% management/fundmanagement

Advisory/brokerage (PWM) 689 197 219 206 208 830 230 209 206 176 821 (15)% (15)% (1)% Credit products (PWM) 255 77 97 97 104 376 94 96 106 82 378 (21)% (23)% 1 % Deposits and payment services (PWM) 169 33 30 43 32 138 35 38 43 42 157 29% (3)% 14 % Other products (AM) (240) 1 (6) 3 (24) (26) 26 11 (7) 28 58 N/M N/M N/M

Other products (PWM) (14) 33 20 45 81 179 91 78 23 52 244 (35)% 129% 37%

Other products (255) 34 14 48 57 152 116 90 16 80 302 42 % N/M 98 % Total net revenues 2,685 829 896 939 1,010 3,674 1,002 976 876 909 3,762 (10)% 4% 2 % Provision for credit losses 17 3 3 20 13 39 19 13 11 11 55 (15)% 2% 40 % Total noninterest expenses 2,475 830 828 831 937 3,426 792 737 680 733 2,941 (22)% 8% (14)% therein: Severance payments 105 0 5 36 49 91 12 5 (0) 9 27 (81)% N/M (71)% therein: Policyholder benefits and claims 0 0 0 (0) (0) 0 0 0 0 0 0 N/M N/M N/M therein: Impairment of intangible assets (291) – – – – – – – – – – N/M N/M N/M

Noncontrolling interests (7) 1 (0) (3) 1 (1) 1 (1) (1) (1) (1) N/M (7)% (14)% Income (loss) before income taxes 200 (5) 65 91 59 210 190 227 186 165 767 181% (11)% N/M

Additional information AWM

Employees (full-time equivalent, at period end) 6,347 7,536 7,248 7,079 7,011 7,011 6,864 6,818 6,860 6,927 6,927 (1)% 1% (1)% Cost/income ratio 92% 100% 92% 89% 93% 93% 79% 75% 78% 81% 78% (12)ppt 3 ppt (15)ppt Assets (at period end, in EUR bn.) 44 57 51 54 53 53 53 52 59 59 59 10% (1)% 10 % Risk-weighted assets (at period end, in EUR bn.)1 12 24 23 20 19 19 18 17 18 16 16 (15)% (8)% (15)% Average active equity 4,223 4,666 6,228 5,795 5,450 5,314 5,456 5,214 5,169 5,308 5,289 (3)% 3% (0)% Pre-tax return on average active equity 5% (0)% 4% 6% 4% 4% 14% 17% 14% 12% 15% 8 ppt (2)ppt 11 ppt Invested assets (at period end, in EUR bn.) 686 808 825 800 825 825 799 797 780 813 813 (2)% 4% (2)% Net new money (in EUR bn.) 16 9 (14) 0 4 (1) (2) (0) (13) 5 (9) N/M N/M N/M

Breakdown of AWM by business Asset Management

Total net revenues 1,321 393 417 438 459 1,706 441 453 397 453 1,744 (1)% 14% 2 % Provision for credit losses 0 0 0 (0) 1 1 0 0 (1) 0 (0) (49)% N/M N/M Total noninterest expenses 1,164 362 361 354 362 1,439 366 328 281 322 1,298 (11)% 15% (10)% Noncontrolling interests (7) (0) (0) (0) 0 (1) 1 (0) (0) (1) (0) N/M N/M (98)%

Income before income taxes 164 32 56 84 96 268 75 124 117 131 446 37% 12% 67%

Invested assets (at period end, in EUR bn.) 496 537 551 532 550 550 529 523 516 544 544 (1)% 5% (1)% Net new money (in EUR bn.) 9 4 (12) 2 4 (1) (5) (5) (12) 8 (13) N/M N/M N/M

Private Wealth Management2

Total net revenues 1,364 436 479 501 551 1,968 561 523 479 456 2,018 (17)% (5)% 3 % Provision for credit losses 16 3 3 20 13 38 19 13 12 11 55 (13)% (12)% 43 % Total noninterest expenses 1,311 469 467 477 575 1,987 426 408 398 411 1,644 (29)% 3% (17)% Noncontrolling interests (0) 2 0 (3) 1 (1) (0) (1) (0) (0) (1) N/M N/M 87%

Income (loss) before income taxes 36 (37) 9 7 (37) (57) 116 102 69 34 321 N/M (50)% N/M

Invested assets (at period end, in EUR bn.) 190 271 274 267 275 275 271 274 264 269 269 (2)% 2% (2)% Net new money (in EUR bn.) 7 5 (2) (2) (0) 1 3 5 (1) (3) 4 N/M N/M N/M

1 Risk weighted assets for December 31, 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

2 Sal Oppenheim is consolidated starting 1Q2010; Sal Oppenheim’s 2010 results reflect de-risking and reorganisation measures, contributing EUR (64) m in 1Q, EUR (64) m in 2Q, EUR (35) m in 3Q and EUR (81) m in 4Q, totaling EUR (244) m in FY2010.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 11 .

Private Clients and Asset Management - Private & Business Clients

(In EUR m., unless stated otherwise)	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	4Q2011 vs. 4Q2010	4Q2011 vs. 3Q2011	FY2011 vs. FY2010
Discretionary portfolio management/ fund management	257	92	82	66	74	313	72	69	60	49	251	(34)%	(18)%	(20)%
Advisory/brokerage	841	224	217	227	219	887	290	234	196	194	914	(11)%	(1)%	3 %
Credit products	2,280	564	575	559	555	2,253	547	537	553	570	2,207	3 %	3 %	(2)%
Deposits and payment services	1,776	457	490	502	514	1,964	519	532	523	513	2,087	(0)%	(2)%	6 %
Other products[1]	422	76	80	101	463	720	1,644	1,191	1,094	1,229	5,158	166 %	12 %	N/M
Total net revenues	**5,576**	**1,412**	**1,444**	**1,455**	**1,824**	**6,136**	**3,072**	**2,563**	**2,426**	**2,556**	**10,617**	**40 %**	**5 %**	**73 %**
Provision for credit losses	**790**	**170**	**171**	**165**	**240**	**746**	**320**	**320**	**359**	**311**	**1,309**	**29 %**	**(14)%**	**75 %**
Memo: Impact of releases of certain Postbank allowances[2]	–	–	–	–	*47*	47	*117*	*82*	*111*	91	402	*94 %*	*(18)%*	*N/M*
Total noninterest expenses	**4,328**	**1,053**	**1,040**	**1,045**	**1,354**	**4,493**	**1,888**	**1,736**	**1,729**	**1,983**	**7,336**	**46 %**	**15 %**	**63 %**
therein: Severance payments	192	*3*	*4*	*7*	*18*	33	*48*	*(6)*	*11*	168	221	*N/M*	*N/M*	*N/M*
Noncontrolling interests	**0**	**0**	**0**	**(0)**	**7**	**8**	**77**	**50**	**28**	**35**	**190**	**N/M**	**27 %**	**N/M**
Income before income taxes	**458**	**189**	**233**	**245**	**222**	**890**	**788**	**458**	**310**	**227**	**1,782**	**2 %**	**(27)%**	**100 %**
Additional information PBC														
Employees (full-time equivalent, at period end)[3]	24,255	24,073	23,917	23,688	43,819	43,819	43,555	43,377	43,210	42,161	42,161	(4)%	(2)%	(4)%
Cost/income ratio	78 %	75 %	72 %	72 %	74 %	73 %	61 %	68 %	71 %	78 %	69 %	4 ppt	7 ppt	(4)ppt
Assets (at period end, in EUR bn.)	131	130	131	130	347	347	345	331	337	336	336	(3)%	(0)%	(3)%
Risk-weighted assets (at period end, in EUR bn.)[4]	37	37	38	37	104	104	102	97	99	95	95	(9)%	(4)%	(9)%
Average active equity	4,000	3,839	4,074	4,240	5,835	4,592	11,355	11,454	11,227	11,124	11,274	91 %	(1)%	146 %
Pre-tax return on average active equity	11 %	20 %	23 %	23 %	15 %	19 %	28 %	16 %	11 %	8 %	16 %	(7)ppt	(3)ppt	(3)ppt
Invested assets (at period end, in EUR bn.)	194	197	192	194	306	306	313	313	303	304	304	(1)%	0 %	(1)%
Net new money (in EUR bn.)	(4)	0	(2)	(0)	4	2	7	0	2	(2)	8	N/M	N/M	N/M
Breakdown of PBC by business unit														
Advisory Banking Germany[5]														
Total net revenues	3,988	997	1,005	1,040	1,018	4,059	1,038	926	961	947	3,873	(7)%	(1)%	(5)%
Provision for credit losses	344	90	90	83	94	357	50	83	73	62	268	(33)%	(15)%	(25)%
Total noninterest expenses	3,167	761	747	747	784	3,040	757	719	756	799	3,032	2 %	6 %	(0)%
Income before income taxes	**476**	**146**	**168**	**210**	**140**	**663**	**231**	**124**	**132**	**85**	**572**	**(39)%**	**(36)%**	**(14)%**
Advisory Banking International														
Total net revenues	1,588	415	439	416	393	1,663	707	464	457	474	2,102	21 %	4 %	26 %
Provision for credit losses	446	80	80	82	91	333	63	55	91	71	280	(22)%	(23)%	(16)%
Total noninterest expenses	1,161	292	293	299	292	1,175	345	304	253	352	1,255	21 %	39 %	7 %
Income (loss) before income taxes	**(18)**	**44**	**66**	**35**	**11**	**155**	**298**	**105**	**113**	**51**	**567**	**N/M**	**(54)%**	**N/M**
Consumer Banking Germany[6]														
Total net revenues	-	-	-	-	414	414	1,327	1,173	1,008	1,134	4,642	174 %	13 %	N/M
Provision for credit losses	-	-	-	-	56	56	206	182	195	178	761	N/M	(9)%	N/M
Total noninterest expenses	-	-	-	-	278	278	785	712	720	831	3,049	199 %	15 %	N/M
Noncontrolling interests	-	-	-	-	7	7	77	50	28	35	190	N/M	27 %	N/M
Income before income taxes	**-**	**-**	**-**	**-**	**72**	**72**	**258**	**229**	**65**	**90**	**643**	**26 %**	**39 %**	**N/M**

1 Includes revenues from Postbank since consolidation on December 3, 2010.
2 The impact of releases of certain allowances relates to loan loss allowances which were established by Postbank prior to change of control. Releases of such allowances reduce provision for credit losses in Postbank's stand-alone financial statements. At the consolidated level of DB Group / PBC, these releases lead to an increase in interest income (because the underlying loans were consolidated at their respective fair value at change of control).
3 Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).
4 Risk weighted assets for December 31, 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
5 Includes costs related to Postbank integration.
6 Postbank (incl. PPA, noncontrolling interest and other transaction-related components).

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 12

Corporate Investments ¦ Consolidation & Adjustments

0

(In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2011 vs. 4Q2011 vs. FY2011 vs. 2009 2010 2010 2010 2010 2010 2011 2011 2011 2011 2011 4Q2010 3Q2011 FY2010

Corporate Investments

Net revenues 1,044 220 115 (2,091) (40) (1,796) 180 194 213 (193) 394 N/M N/M N/M Provision for credit losses 8 0 (8) (1) 8 (0) 1 4 0 8 14 (1)% N/M N/M

Compensation and benefits 9 33 54 48 44 180 39 43 43 104 230 135% 143% 28 % General and administrative expenses 421 123 154 212 298 787 304 286 256 416 1,263 39% 62% 60 % Restructuring activities – – – – – – – – – – – N/M N/M N/M Impairment of intangible assets 151 – – – – – – – – – – N/M N/M N/M

Total noninterest expenses 581 156 208 261 343 967 344 329 299 520 1,492 52% 74% 54 % Noncontrolling interests (1) (1) (1) (0) (1) (2) (0) (1) (1) 0 (2) N/M N/M (25)% Income (loss) before income taxes 456 65 (85) (2,350) (390) (2,760) (165) (139) (85) (722) (1,111) 85 % N/M (60)% Additional information

Employees (full-time equivalent, at period end) 28 2,114 2,024 1,663 1,553 1,553 1,469 1,443 1,474 1,389 1,389 (11)% (6)% (11)% Assets (at period end, in EUR bn.) 28 44 51 38 30 30 33 32 33 25 25 (16)% (23)% (16)% Risk-weighted assets (at period end, in EUR bn.)1 17 21 22 16 9 9 14 13 14 12 12 35% (12)% 35 % Average active equity 1,917 2,491 2,676 2,615 1,591 2,243 1,118 1,176 1,140 1,125 1,130 (29)% (1)% (50)%

Consolidation & Adjustments

Net revenues (159) (91) (4) (338) 56 (377) (476) (56) 258 236 (38) N/M (9)% (90)% Provision for credit losses (0) (0) 0 (0) 1 0 (0) (0) (0) (0) (1) N/M N/M N/M Total noninterest expenses 57 89 (50) 6 (36) 10 (34) 41 89 156 253 N/M 75 % N/M therein: Severance payments 188 15 24 23 112 173 12 23 17 49 100 (57)% 193% (42)% therein: Policyholder benefits and claims 2 – – – – – – – (0) – – N/M N/M N/M

Noncontrolling interests 10 (15) (6) 4 (7) (24) (89) (54) (34) (37) (213) N/M 11 % N/M Income (loss) before income taxes (226) (165) 53 (349) 98 (363) (353) (43) 202 117 (77) 20% (42)% (79)% Additional information

Employees Infrastructure functions (full-time equivalent, at period

32,423 32,944 33,416 34,278 34,066 34,066 34,599 34,747 35,166 35,335 35,335 4% 0% 4 % end) Assets (at period end, in EUR bn.) 10 11 12 12 11 11 11 10 11 11 11 (2)% 4% (2)% Risk-weighted assets (at period end, in EUR bn.)1 4 3 3 3 3 3 2 2 2 2 2 (30)% (5)% (30)% Average active equity 3,069 7,471 4,638 5,323 11,453 7,848 9,927 11,324 12,794 14,648 12,195 28% 14% 55%

1 Risk weighted assets for December 31, 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 13 .

Credit risk

(In EUR m., unless stated otherwise)	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	1Q 2011	2Q 2011	3Q 2011	4Q 2011	FY 2011	4Q2011 vs. 4Q2010	4Q2011 vs. 3Q2011	FY2011 vs. FY2010
Allowance for loan losses														
Balance, beginning of period	1,938	3,343	3,455	3,542	3,657	3,343	3,296	3,362	3,491	3,813	3,296	4 %	9 %	(1)%
Provision for loan losses	2,597	267	259	381	406	1,313	369	477	461	525	1,832	29 %	14 %	40 %
Net charge-offs	(1,056)	(169)	(219)	(130)	(781)	(1,300)	(230)	(315)	(171)	(182)	(897)	(77)%	6 %	(31)%
Charge-offs	(1,222)	(203)	(258)	(165)	(816)	(1,443)	(292)	(347)	(207)	(219)	(1,065)	(73)%	6 %	(26)%
Recoveries	166	34	39	35	35	143	62	32	36	37	168	7 %	3 %	17 %
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Exchange rate changes/other	(137)	14	48	(136)	14	(60)	(73)	(33)	32	6	(68)	(60)%	(83)%	14 %
Balance, end of period	3,343	3,455	3,542	3,657	3,296	3,296	3,362	3,491	3,813	4,162	4,162	26 %	9 %	26 %
Allowance for off-balance sheet positions														
Balance, beginning of period	210	207	217	209	183	207	218	216	202	207	218	13 %	2 %	5 %
Provision for off-balance sheet positions	33	(5)	(15)	(19)	(0)	(39)	4	(13)	2	14	7	N/M	N/M	N/M
Usage	(45)	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Changes in the group of consolidated companies	–	9	–	–	33	42	–	–	–	–	–	N/M	N/M	N/M
Exchange rate changes	10	5	8	(8)	3	8	(5)	(2)	3	3	(0)	35 %	14 %	N/M
Balance, end of period	207	217	209	183	218	218	216	202	207	225	225	3 %	9 %	3 %
Provision for credit losses[1]	2,630	262	243	362	406	1,274	373	464	463	540	1,839	33 %	17 %	44 %
Impaired loans (at period end)														
Total impaired loans (at period end)	7,201	7,368	7,410	7,449	6,265	6,265	6,684	7,649	8,486	9,434	9,434	51 %	11 %	51 %
Impaired loan coverage ratio[2]	46%	47%	48%	49%	53%	53%	50%	46%	45%	44%	44%	(16)%	(2)%	(16)%
Loans														
Total loans (at period end, in EUR bn.)	261	270	292	283	411	411	398	398	416	417	417	1 %	0 %	1 %
Deduct														
Allowance for loan losses (in EUR bn.)	3	3	4	4	3	3	3	3	4	4	4	26 %	9 %	26 %
Total loans net (at period end, in EUR bn.)	258	267	288	280	408	408	394	395	412	413	413	1 %	0 %	1 %

1 Includes provision for loan losses and provision for off-balance sheet positions.
2 Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end)

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 14

Regulatory capital and market risk

(In EUR m., unless stated otherwise)	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Dec 31, 2011 vs. Dec 31, 2010
Regulatory capital										
Core Tier 1 capital[1,2]	23,790	21,948	22,752	20,948	29,972	31,580	32,517	34,090	36,313	21 %
Tier 1 capital[1,2]	34,406	32,837	34,316	31,787	42,565	43,802	44,658	46,638	49,047	15 %
Tier 2 capital	3,523	1,700	1,858	2,110	6,123	4,982	5,336	5,175	6,179	1 %
Available Tier 3 capital	–	–	–	–	–	–	–	–	–	N/M
Total regulatory capital[1,2]	**37,929**	**34,537**	**36,174**	**33,897**	**48,688**	**48,784**	**49,994**	**51,814**	**55,226**	**13 %**
Risk-weighted assets and capital adequacy ratios[1,2]										
Risk-weighted assets (in EUR bn.)	273	292	303	277	346	328	320	338	381	10 %
Core Tier 1 capital ratio	8.7 %	7.5 %	7.5 %	7.6 %	8.7 %	9.6 %	10.2 %	10.1 %	9.5 %	0.8 ppt
Tier 1 capital ratio	12.6 %	11.2 %	11.3 %	11.5 %	12.3 %	13.4 %	14.0 %	13.8 %	12.9 %	0.6 ppt
Total capital ratio	13.9 %	11.8 %	11.9 %	12.2 %	14.1 %	14.9 %	15.6 %	15.3 %	14.5 %	0.4 ppt
Value-at-risk of trading units (excluding Postbank)[3]										
Average[5]	126.8	115.8	109.2	101.7	95.6	80.5	77.9	77.3	71.9	(25)%
Maximum[5]	180.1	126.4	126.4	126.4	126.4	94.3	94.3	94.3	94.3	(25)%
Minimum[5]	91.9	102.0	86.0	75.0	67.5	69.2	68.8	68.8	48.6	(28)%
Period-end	121.0	107.9	96.7	88.3	70.9	76.9	71.7	80.3	53.6	(24)%
Value-at-risk of Postbank's trading book[3,4]										
Average[5]	–	–	–	–	–	2.0	2.3	2.8	3.2	N/M
Maximum[5]	–	–	–	–	–	2.8	8.2	8.2	8.2	N/M
Minimum[5]	–	–	–	–	–	1.1	1.1	1.1	1.1	N/M
Period-end	–	–	–	–	2.0	2.4	1.9	4.0	3.9	95 %

1 Regulatory capital amounts, risk weighted assets and capital ratios for December 31, 2011 are based upon Basel 2.5 rules; prior periods are based upon Basel 2.
2 Excludes transitional items pursuant to section 64h (3) German Banking Act.
3 All figures for 1-day holding period, 99% confidence level.
4 Postbank trading book value-at-risk is presented since consolidation on December 3, 2010 only. For the 4th quarter 2010 the average, maximum and minimum value-at-risk had no material variance for the period since consolidation.
5 Amounts refer to the time period between January 1st and the end of the respective quarter.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 15

Balance sheet leverage ratio (target definition) 0

(Assets and equity in EUR bn.) Dec 31, Mar 31, Jun 30, Sep 30, Dec 31, Mar 31, Jun 30, Sep 30, Dec 31, Dec 31, 2011 vs. 2009 2010 2010 2010 2010 2011 2011 2011 2011 Dec 31, 2010

Total assets (IFRS) 1,501 1,670 1,926 1,958 1,906 1,842 1,850 2,282 2,164 14%

Adjustment for additional derivatives netting (533) (559) (735) (760) (601) (508) (503) (821) (782) 30 % Adjustment for additional pending settlements netting (71) (126) (139) (144) (86) (122) (125) (155) (105) 22 % Adjustment for additional reverse repos netting (5) (7) (9) (10) (8) (10) (13) (11) (10) 31%

Total assets (adjusted) 891 978 1,043 1,044 1,211 1,202 1,209 1,296 1,267 5%

Total equity (IFRS) 38.0 40.2 42.6 39.5 50.4 51.6 51.7 53.1 54.7 8%

Adjustment for pro-forma fair value gains (losses) on the Group’s own debt

1 1.3 1.7 3.4 2.0 2.0 1.7 1.6 4.5 4.5 121% (post-tax)

Total equity (adjusted) 39.3 41.9 46.0 41.5 52.4 53.2 53.3 57.6 59.2 13%

Leverage ratio based on total equity

According to IFRS 40 42 45 50 38 36 36 43 40 2 According to target definition 23 23 23 25 23 23 23 22 21 (2)

1 Estimate assuming that all own debt was designated at fair value.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 16 .

Definition of targets and certain financial measures

Pre-tax return on average active equity (target definition)

The Group's over-the-cycle **Pre-tax return on average active equity (target definition)** is defined as:
Income (loss) before income taxes attributable to Deutsche Bank shareholders according to target definition (annualized), as a percentage of average active equity.

Income (loss) before income taxes attributable to Deutsche Bank shareholders (target definition): Income (loss) before income taxes (IBIT) excluding pre-tax noncontrolling interests adjusted for certain significant gains (such as gains from the sale of industrial holdings, businesses or premises; all net of related expenses) or charges (such as charges from restructuring, impairment of intangible assets or litigation) if such gains or charges are not indicative of the future performance of our core businesses.

Average Active Equity: We calculate active equity to make comparisons to our competitors easier and we refer to active equity for several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average accumulated comprehensive income excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.
In the first quarter of 2011 the Group changed the methodology used for allocating average active equity to the business segments. Under the new methodology economic capital as basis for allocation is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remain unchanged. The total amount allocated continues to be determined based on the higher of the Group's overall economic risk exposure or internal demand for regulatory capital. In 2011 the Group derives its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0 %. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

For comparison, the following ratios are also presented:

Pre-tax return on average active equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average active equity.

Pre-tax return on average shareholders' equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average shareholders' equity.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 17

Definition of targets and certain financial measures (cont.)

Balance sheet leverage ratio (target definition)

A **leverage ratio** is calculated by dividing total assets by total equity. We disclose an **adjusted leverage ratio**, which is calculated using a target definition, for which the following adjustments are made:

- Total assets under IFRS are adjusted to reflect netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognised amounts; and (2) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. We make the netting adjustments described above in calculating the target definition of the leverage ratio.
- Total equity under IFRS is adjusted to reflect fair value gains and losses on our own debt (post-tax estimate assuming that substantially all our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the leverage ratio according to the target definition to improve comparability with our competitors. The target definition of the leverage ratio is used consistently throughout our Group in managing the business. There will still be differences in the way our competitors calculate their leverage ratios compared to our target definition leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies' leverage ratios without considering the differences in the calculation.

Cost ratios

Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.
Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.
Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Other key ratios

Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts.
Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).
Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.
Core Tier 1 capital ratio: Core Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.

Deutsche Bank 4Q2011 Financial Data Supplement financial transparency. 18